Robert Bradford
                                                  214 659.4697 Phone
                                                  214 659.4827 Fax
                                                  robinbradford@andrewskurth.com




                                February 3, 2006



VIA EDGAR CORRESPONDENCE
------------------------
AND U.S. MAIL
-------------

Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Edward M. Kelly
Senior Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

         Re:      China BAK Battery, Inc.
                  Registration Statement on Form SB-2 Filed December 9, 2005 File No. 333-130247

Dear Ms. Hardy and Mr. Kelly:

         This letter responds to the Staff's letter of comment, dated January 4, 2006, regarding Registration Statement on Form SB-2 filed by China BAK Battery, Inc. on December 9, 2005. Responses to comments correspond to the numbering used in the comment letter.

1.       Comment:

         If applicable, comments on this registration statement are comments on the registration statement on Form SB-2 that was filed on January 21, 2005, the annual report on Form 10-KSB that was filed on March 31, 2005, and subsequent reports under the Exchange Act and vice versa.

Jennifer R. Hardy
Edward M. Kelly
February 3, 2006
Page 2



         RESPONSE:

         We make note of the Commission's comment.

2.       Comment

         Since the shares were issued in connection with an acquisition, give us your analysis whether any of the selling stockholders are underwriters under Rule 145(c) of the Securities Act and whether the resale provisions of Rule 145(d) apply.

         RESPONSE:

         We refer you to the first paragraph of the "Selling Stockholders" section of the registration statement, which states "Except as otherwise indicated in the footnotes to the below table, each selling stockholder acquired its securities in CBBI's private placement of securities completed on September 16, 2005." Accordingly, we do not believe that the shares were issued in connection with an acquisition as described by Rule 145(a) and the provisions of Rule 145 (c) and (d) do not apply.

3.       Comment

         Reconcile the disclosure on page 2 describing the transaction in which the selling stockholders acquired their shares that implies the stockholders acquired the share in January 2005 and the disclosure on page 47 that states the stockholders acquired the shares in September 2005.

         RESPONSE:

         The description on page 2 relates to the issuer's corporate history and describes the stock exchange transaction by which BAK International, a Hong Kong company, became a wholly owned subsidiary of China BAK Battery, Inc. This paragraph does not make reference to the shares being offered pursuant to this registration statement, and uses the pronoun `we' to describe the activities of the issuer, China BAK Battery. The later disclosure in the "Selling Stockholders" section refers to the shares acquired by private placement and offered pursuant to this registration statement and specifies: "Except as otherwise indicated in the footnotes to the below table, each selling stockholder acquired its securities in CBBI's private placement of securities completed on September 16, 2005."

Jennifer R. Hardy
Edward M. Kelly
February 3, 2006
Page 3




4.       Comment

         Disclose how China BAK Battery will use the proceeds that it will receive upon the warrants' exercise.

         RESPONSE:

         We have modified the disclosure in accordance with your request.

Calculation of Registration Fee
-------------------------------

5.       Comment

         For the shares that China BAK Battery may issue upon the warrants' exercise, it appears that you should calculate the registration fee under Rule 457(g). Please advice and revise to disclose the details relating to the fee calculation, including references to the provisions of Rule 457 as required by Form SB-2.

         RESPONSE:

         We have modified the disclosure in accordance with your request.

Prospectus' Outside Front Cover Page
------------------------------------

6.       Comment

         Clarify and quantify the number of shares being offered that are outstanding and the number that China BAK Battery may issue upon exercise of outstanding warrants.

         RESPONSE:

         We have modified the disclosure in accordance with your request.

Selling Stockholders, page 47
-----------------------------

7.       Comment

         For a beneficial owner that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. In the
         Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov, and revise.

Jennifer R. Hardy
Edward M. Kelly
February 3, 2006
Page 4



         RESPONSE:

         We have modified the disclosure in accordance with your request.

8.       Comment

         Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer's affiliate. If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, China BAK Battery must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

         RESPONSE:

         The selling stockholders, other than Roth Capital Partners LLC and Global Hunter Securities LLC, have represented to the Company that they are not a broker dealer. Note 16 to the selling stockholders table states that the securities held by Roth Capital Partners LLC "[r]epresents 505,591 shares of common stock issuable upon exercise of a warrant to purchase common stock held by Roth Capital Partners LLC with an exercise price of $7.92 per share and exercisable during a period beginning on September 16, 2005 and expiring September 16, 2008. The warrant was issued to Roth Capital Partners LLC as part of the fee we paid to Roth Capital Partners LLC for acting as placement agent in our private placement of 7,899,863 shares of our common stock that are covered by this prospectus." Note 9 to the selling stockholders table states that the securities held by Global Hunter Securities LLC "[r]epresents 126,398 shares of common stock issuable upon exercise of a warrant to purchase common stock held by Global Hunter Securities, LLC with an exercise price of $7.92 per share and exercisable during a period beginning on September 16, 2005 and expiring September 16, 2008. The warrant was issued to Global Hunter Securities, LLC as part of the fee we paid to Global Hunter Securities LLC in connection with our private placement of 7,899,863 shares of our common stock that are covered by this prospectus."

9.       Comment

         If a  selling  stockholder  is  a  broker-dealer's  affiliate,  include
         disclosure   in  the   "Selling   Stockholders'   section   that   this
         broker-dealer's affiliate:

Jennifer R. Hardy
Edward M. Kelly
February 3, 2006
Page 5




         o Purchased in the ordinary course of business the securities to be resold.

         o Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

         If China BAK Battery is unable to make the representations noted above in the prospectus, China BAK Battery must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of any underwriter that cannot make these representations. We note the disclosure in the "Plan of Distribution" section.

         RESPONSE:

         We have modified the disclosure in accordance with your request.

10.      Comment

         Expand the disclosure in footnotes (4) and (6) to specify the expiration date of the warrants' exercise period.

         RESPONSE:

         We have modified the disclosure in accordance with your request.

                                                             Very truly yours,

                                                             /s/ Robert Bradford

                                                             Robert Bradford